AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 30, 1998
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 10)
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 15)

                           DEKALB GENETICS CORPORATION
                            (NAME OF SUBJECT COMPANY)

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                          CORN ACQUISITION CORPORATION
                                MONSANTO COMPANY
                                    (BIDDERS)

                     CLASS A COMMON STOCK, WITHOUT PAR VALUE
                     CLASS B COMMON STOCK, WITHOUT PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    244878104
                                    244878203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                           BARBARA L. BLACKFORD, ESQ.
                          CORN ACQUISITION CORPORATION
                              C/O MONSANTO COMPANY
                             800 N. LINDBERGH BLVD.
                            ST. LOUIS, MISSOURI 63167
                                 (314) 694-1000
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                              ON BEHALF OF BIDDER)

                                   COPIES TO:

                            RICHARD D. KATCHER, ESQ.
                               DAVID M. SILK, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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                  This   Amendment   No.  10  (this   "Amendment")   amends  and
supplements the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on May 15, 1998 (as amended from time to time, the "Schedule 14D-1") by Monsanto Company, a Delaware corporation ("Parent"), and by Corn Acquisition Corporation (the "Purchaser"), a Delaware corporation and a wholly-owned subsidiary of Parent. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of (i) Class A Common Stock, without par value (the "Class A Shares") and
(ii) Class B Common Stock, without par value (the "Class B Shares" and, collectively with the Class A Shares, the "Shares"), of DEKALB Genetics Corporation, a Delaware corporation (the "Company"), at a purchase price of $100.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 15, 1998 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Amendment is also Amendment No. 15 to the Schedule 13D filed by Parent with respect to the Class A Shares. Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase or the Schedule 14D-1 as previously amended.

ITEM 10. ADDITIONAL INFORMATION.

                  On November 30, 1998, Parent issued a press release announcing the conclusion of discussions between Parent and the Antitrust Division of the U.S. Department of Justice regarding Parent's proposed acquisition of the Company. A copy of such press release is attached as Exhibit (a)(7)(vii) hereto and is hereby incorporated herein by reference.


ITEM 11.          MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)        --   Offer to Purchase, dated May 15, 1998.*
(a)(2)        --   Letter of Transmittal.*
(a)(3)        --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                   and Other Nominees.*
(a)(4)        --   Letter to Clients for Use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.*
(a)(5)        --   Notice of Guaranteed Delivery.*
(a)(6)        --   Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.*
(a)(7)        --   Text of press release issued by Parent and the Company on
                   May 11, 1998.*
(a)(7)(i)     --   Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)    --   Text of press release issued by Parent on June 3, 1998*
(a)(7)(iii)   --   Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)    --   Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)     --   Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)    --   Text of press release issued by Parent on September 14, 1998*

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(a)(7)(vii)   --   Text of press release issued by Parent on November 30, 1998.
(a)(8)        --   Form of Summary Advertisement, dated May 15, 1998.*
(b)(1)        --   364-Day Credit Agreement, dated as of November 18, 1998,
                   among Parent, the Lenders named therein, Citibank,  N.A., as administrative agent, Salomon Smith Barney Inc., as arranger, and Bank of America NT & SA and Commerzbank AG as
                   co-syndication agents.*
(c)(1)        --   Agreement and Plan of Merger, dated as of May 8, 1998, by and among the Company, the Purchaser and Parent.*
(c)(2)        --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                   Voting Trustees and the Registered Holders.*
(c)(3)        --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c)(4)        --   Stockholders' Agreement, dated as of January 31, 1996,
                   between Parent and the other holders of Class A Shares of the
                   Company.*
(c)(5)        --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c)(6)        --   Collaboration Agreement and License, dated as of January 31,
                   1996, between the Company and Parent.**
(c)(7)        --   Corn Borer-Protected Corn License Agreement, dated as of
                   January 31, 1996, between the Company and Parent.**
(c)(8)        --   Glyphosate-Protected Corn License Agreement, dated as of
                   January 31, 1996, between theCompany and Parent.**
(c)(9)        --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                   dated as of January 31, 1996, between the Company and
                   Parent.*
(d)           --   Not applicable.
(e)           --   Not applicable.
(f)           --   Not applicable.

*   Previously filed.
** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.


                                      -2-
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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 1998


                                  MONSANTO COMPANY

                                  By: /s/ Derek K. Rapp
                                     -------------------------------------------
                                        Name:  Derek K. Rapp
                                        Title: Director, Mergers & Acquisitions
                                               (Authorized Officer)

                                  CORN ACQUISITION CORPORATION

                                  By: /s/ Barbara L. Blackford
                                     -------------------------------------------
                                        Name:  Barbara L. Blackford
                                        Title: President, Secretary & Treasurer









                                      -3-
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                                  EXHIBIT INDEX

    EXHIBIT
      NO.             DESCRIPTION
(a)(1)        --   Offer to Purchase, dated May 15, 1998.*
(a)(2)        --   Letter of Transmittal.*
(a)(3)        --   Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                   and Other Nominees.*
(a)(4)        --   Letter to Clients for Use by Brokers, Dealers, Commercial
                   Banks, Trust Companies and Other Nominees.*
(a)(5)        --   Notice of Guaranteed Delivery.*
(a)(6)        --   Guidelines for Certification of Taxpayer Identification
                   Number on Substitute Form W-9.*
(a)(7)        --   Text of press release issued by Parent and the Company on
                   May 11, 1998.*
(a)(7)(i)     --   Text of press release issued by Parent on June 1, 1998.*
(a)(7)(ii)    --   Text of press release issued by Parent on June 3, 1998.*
(a)(7)(iii)   --   Text of press release issued by Parent on June 15, 1998*
(a)(7)(iv)    --   Text of press release issued by Parent on July 10, 1998*
(a)(7)(v)     --   Text of press release issued by Parent on August 7, 1998*
(a)(7)(vi)    --   Text of press release issued by Parent on September 14, 1998*
(a)(7)(vii)   --   Text of press release issued by Parent on November 30, 1998.
(a)(8)       --   Form of Summary Advertisement, dated May 15, 1998.*
(b)(1)        --   364-Day Credit Agreement, dated as of November 18, 1998,
                   among Parent, the Lenders named therein, Citibank, N.A., as administrative agent, Salomon Smith Barney Inc., as arranger, and Bank of America NT & SA and Commerzbank AG as
                   co-syndication agents.*
(c)(1)        --   Agreement and Plan of Merger, dated as of May 8, 1998, by an among the Company, the Purchaser and Parent.*
(c)(2)        --   Stockholders Agreement, dated May 8, 1998, among Parent, the
                   Voting Trustees and the Registered Holders.*
(c)(3)        --   Investment Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c)(4)        --   Stockholders' Agreement, dated as of January 31, 1996,
                   between Parent and the other holders of Class A Shares of the
                   Company.*
(c)(5)        --   Registration Rights Agreement, dated as of January 31, 1996, between the Company and Parent.*
(c)(6)        --   Collaboration Agreement and License, dated as of January 31,
                   1996, between the Company and Parent.**
(c)(7)        --   Corn Borer-Protected Corn License Agreement, dated as of
                   January 31, 1996, between the Company and Parent.**
(c)(8)        --   Glyphosate-Protected Corn License Agreement, dated as of
                   January 31, 1996, between the Company and Parent.**

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(c)(9)        --   CaMV Promoter License Agreement (Glufosinate-Protected Corn),
                   dated as of January 31, 1996, between the Company and
                   Parent.*
(d)           --   Not applicable.
(e)           --   Not applicable.
(f)           --   Not applicable.

*   Previously filed.
** Incorporated by reference to the Schedule 13D filed by Parent with respect to the Class A Shares.